Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-169290

January 25, 2012

Gladstone Commercial Corporation

7.125% Series C Cumulative Term Preferred Stock

(Liquidation Preference $25 Per Share)

Pricing Term Sheet

January 25, 2012

Issuer:	Gladstone Commercial Corporation

Size:	1,400,000 shares (1,610,000 shares if the option to purchase additional shares is fully exercised)

Net Proceeds to the Issuer (before expenses):	$33,600,000 ($38,640,000 if the option to purchase additional shares is fully exercised)

Mandatory Redemption at Expiration of Term:	The Issuer shall redeem the Series C Cumulative Term Preferred Stock at the liquidation preference per share, plus accumulated and unpaid dividends, on January 31, 2017

CUSIP/ISIN:	376536 504/US3765365040

Trade Date:	January 25, 2012

Settlement Date:	February 1, 2012 (T+5)

Price to Public:	$25 per share

Liquidation Preference:	$25 per share plus accumulated and unpaid dividends

Dividend:	7.125% per annum (or $1.7813 per share)

Dividend Payment Dates:	Monthly on the last business day of each month beginning on February 29, 2012

Optional Redemption:	On and after January 31, 2016, redeemable in whole or in part at the option of the Issuer at a redemption price equal to $25 per share plus any accumulated and unpaid dividends

Change of Control:	Upon the occurrence of a Change of Control Triggering Event (as defined in the preliminary prospectus supplement dated January 23, 2012), unless the Issuer has exercised its option to redeem the Series C Cumulative Term Preferred Stock as described above, holders of the Series C Cumulative Term Preferred Stock will have the right to require the Issuer to redeem the Series C Cumulative Term Preferred Stock at a price equal to the liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends up to and including the date of payment, but without interest.

Listing:	The Issuer has filed an application with the NASDAQ to list the Series C Cumulative Term Preferred Stock

Sole Book-Running Manager:	Jefferies & Company, Inc.

Co-Managers:	J.J.B. Hilliard, W.L. Lyons, LLC, Wunderlich Securities, Inc. and Dominick & Dominick LLC

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies & Company, Inc. toll-free at (201) 761-7610.